As filed with the Securities and Exchange Commission on June 28, 2002




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----    ACT OF 1934.



         For the fiscal year ended December 31, 2001
                                   -----------------

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----    ACT OF 1934.



         For the transition period from                   to
                                        -----------------    ---------------

                          Commission file number 1-9390
                                                 ------
                                    --------

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                            (Full title of the Plan)

                                    --------

                              JACK IN THE BOX INC.
          (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                               San Diego, CA 92123
                    (Address of principal executive offices)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                                TABLE OF CONTENTS




                                                                         Page
                                                                         ----

Independent Auditors' Report...........................................    1

Statements of Net Assets Available for Benefits........................    2

Statements of Changes in Net Assets Available for Benefits.............    3

Notes to Financial Statements..........................................    4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........    9

                          Independent Auditors' Report
                          ----------------------------


The Participants and the Administrative Committee
Jack in the Box Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan (the Plan) as of
December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG LLP


San Diego, California
June 13, 2002

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31,
                                                  -----------------------------
                                                       2001            2000
                                                  ------------     ------------
ASSETS
Investments (Note 3)..........................    $ 67,143,264     $ 65,382,293
                                                  ------------     ------------
Receivables:
    Contributions from participants...........         215,489          168,069
    Contributions from employer...............          63,353           48,520
    Loan repayment............................          73,445           65,145
    Due from broker...........................         104,907          110,838
    Interest..................................          81,027           75,654
                                                  ------------     ------------
                                                       538,221          468,226
                                                  ------------     ------------
         Total assets.........................      67,681,485       65,850,519
                                                  ------------     ------------

LIABILITIES
Accrued expenses..............................         (24,519)         (12,623)
Due to broker.................................         (89,499)         (68,178)
                                                  ------------     ------------
         Total liabilities....................        (114,018)         (80,801)
                                                  ------------     ------------

Net assets available for benefits.............    $ 67,567,467     $ 65,769,718
                                                  ============     ============


                 See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                     Year Ended December 31,
                                                  -----------------------------
                                                      2001             2000
                                                  ------------     ------------
ADDITIONS
Additions to net assets attributed to:
  Investment income:
    Net depreciation in fair value of
       investments (Note 3)...................    $ (4,766,289)    $   (160,144)
    Interest..................................       1,349,034        1,260,402
    Dividends.................................         910,582          741,965
                                                  ------------     ------------
                                                    (2,506,673)       1,842,223
                                                  ------------     ------------
  Contributions:
    Participants..............................       6,086,070        5,237,560
    Employer..................................       1,672,564        1,440,324
                                                  ------------     ------------
                                                     7,758,634        6,677,884
                                                  ------------     ------------
         Total additions......................       5,251,961        8,520,107
                                                  ------------     ------------

DEDUCTIONS
Deductions in net assets attributed to:
  Benefits paid to participants...............      (3,380,267)      (4,417,918)
  Administrative expenses.....................         (73,945)         136,402
                                                  ------------     ------------
         Total deductions.....................      (3,454,212)      (4,281,516)
                                                  ------------     ------------
         Net increase.........................       1,797,749        4,238,591

Net assets available for benefits:
  Beginning of year...........................      65,769,718       61,531,127
                                                  ------------     ------------
  End of year.................................    $ 67,567,467     $ 65,769,718
                                                  ============     ============


               See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

The following brief description of the Jack in the Box Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Jack in the Box Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). Mellon Bank, N.A., as the trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Dreyfus Service Corporation.

The Plan covers substantially all regular administrative, clerical, warehouse and distribution employees, and maintenance and equipment technicians of the Company who have completed one year of service with at least 1,000 hours of service, receive regular compensation from a payroll in the United States, and have attained age 21. Participation by eligible employees is voluntary.

Contributions - Participants can elect to contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions not to exceed $10,500 in 2001 and 2000. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. The Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

1.   DESCRIPTION OF THE PLAN (continued)

Vesting - Participants have a fully vested interest in their contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or fully vest upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment or death. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. During the years ended December 31, 2001 and 2000 forfeitures in the amount of $49,000 and $15,000, respectively, were used to reduce employer contributions. As of December 31, 2001, plan assets included $1,943 of unallocated forfeitures which were invested in the Dreyfus Certus Stable Value Fund.

Participant Accounts - As of December 31, 2001, the trustee maintains thirteen investment funds. Effective February 1, 2000 and July 25, 2001, the Crabbe Huson Special Fund and Crabbe Huson Equity Fund, respectively, were removed from the Plan and any remaining balances on those dates were transferred into the Dreyfus Certus Stable Value Fund. Effective September 11, 2001, the Dodge & Cox Stock Fund was added as a new investment option in the Plan. Participants may direct their contributions and Company matching contributions to be placed in any of the thirteen active investment funds allocated in multiples of 1% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect to transfer all or any multiple of 1% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service ("IRS") regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

1.   DESCRIPTION OF THE PLAN (continued)

Participant Loans - The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, if any, or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Interest rates range from 8.5% to 11.5%.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investments - The Plan's common/collective trust funds are stated at fair value, which have been determined based on the unit values of the funds. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

Administrative Expenses - Administrative expenses represent estimates of amounts incurred for recordkeeping services and other administrative type services. Administrative expenses for the year ended December 31, 2000 are displayed net of an entry to adjust previously recorded estimates of expense to actual.

Use of Estimates - The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

3.   INVESTMENTS

Investments consist of the following at December 31, 2001 and 2000:

                                                     December 31, 2001                 December 31, 2000
                                                ---------------------------      ---------------------------
                                                                   Fair                             Fair
   Description of Investments                       Cost           Value            Cost            Value
  --------------------------------------------  -----------     -----------      -----------      ----------

  TBC, Inc. Pooled Employee Funds...........    $     6,680     $     6,680      $    16,563     $    16,563

  Dreyfus  Certus Stable Value Fund ........     17,496,110      17,496,110       14,843,159      14,843,159

  Crabbe Huson Equity Fund..................              -               -          737,458         717,401

  Dodge & Cox Stock Fund....................        493,219         524,281                -               -

  Dreyfus Disciplined Stock Fund............      9,919,096       9,596,343       10,335,643      11,560,618

  Dreyfus Short-Intermediate
    Government Fund ........................      2,309,165       2,311,859        1,565,606       1,552,369

  Dreyfus Lifetime Growth &
    Income Fund.............................     11,249,746      10,536,996       10,941,458      11,009,174

  Dreyfus Lifetime Growth Fund..............      3,089,287       2,531,991        2,778,017       2,509,662

  Dreyfus Lifetime Income Fund..............        989,215         942,962          720,165         692,864

  Heartland Value Fund......................      3,043,582       3,232,437        1,906,017       1,903,047

  Janus Fund ...............................      1,352,964         938,912        1,108,347         865,513

  MAS Mid Cap Growth Advisers Fund..........      3,431,324       2,161,033        3,497,579       2,854,708

  Morgan Stanley Dean Witter
    Institutional Technology Fund...........      1,045,697         658,911        1,211,867         819,913

  Neuberger & Berman Guardian Trust.........      1,548,846       1,205,298        1,617,838       1,249,869

  Warburg Pincus International
    Equity Fund ............................      1,555,456       1,028,066        1,463,007       1,094,275

  Jack in the Box Inc. Common Stock.........      6,390,664       8,898,642        6,314,537       8,739,257

  Participant loans receivable..............              -       5,072,743                -       4,953,901
                                                -----------     -----------      -----------     -----------

                                                $63,921,051     $67,143,264      $59,057,261     $65,382,293
                                                ===========     ===========      ===========     ===========

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

3.   INVESTMENTS (continued)

During 2001 and 2000 the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2001             2000
                                              -------------    ------------

  Mutual funds.........................       $ (4,359,230)    $ (3,035,447)
  Common stock.........................           (407,059)       2,875,303
                                              ------------     ------------

                                              $ (4,766,289)    $   (160,144)
                                              ============     ============


4.   FEDERAL INCOME TAXES

The Plan received its latest determination letter dated May 29, 2002, in which the IRS has determined that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                    (c)
                          (b)                     Description of Investment Including
             Identity of Issue, Borrower,          Maturity Date, Rate of Interest,                     (d)                (e)
    (a)        Lessor, or Similar Party           Collateral, Par, or Maturity Value                    Cost         Current Value
  -------- -------------------------------- ------------------------------------------------------  ------------     -------------

           Common/Collective Trust Funds:

     *     The Boston Company               6,680 shares of TBC, Inc. Pooled Employee Funds         $      6,680     $      6,680

     *     The Dreyfus Trust Company        17,496,110 shares of Dreyfus Certus Stable Value Fund     17,496,110       17,496,110
                                                                                                    ------------     ------------

                                                                                                      17,502,790       17,502,790
                                                                                                    ------------     ------------



     *     Jack in the Box Inc.             323,117 shares of Jack in the Box Inc. Common Stock        6,390,664        8,898,642

     *     Participant loans                Interest rates ranging from 8.5% to 11.5%                          -        5,072,743

                                                                    (continued)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                  (c)
                     (b)                         Description of Investment Including
          Identity of Issue, Borrower,             Maturity Date, Rate of Interest,                       (d)              (e)
  (a)       Lessor, or Similar Party              Collateral, Par or Maturity Value                       Cost        Current Value
  ---  ------------------------------------ -------------------------------------------------------    -----------    -------------
        Mutual Funds:

        Dodge & Cox Funds                    5,216 shares of Dodge & Cox Stock Fund                    $   493,219    $   524,281

   *    The Dreyfus Corporation              300,167 shares of Dreyfus Disciplined Stock Fund            9,919,096      9,596,343

   *    The Dreyfus Corporation              213,863 shares of Dreyfus Short-Intermediate
                                               Government Fund                                           2,309,165      2,311,859

   *    The Dreyfus Corporation              715,343 shares of Dreyfus Lifetime Growth &
                                               Income Fund                                              11,249,746     10,536,996

   *    The Dreyfus Corporation              186,039 shares of Dreyfus Lifetime Growth Fund              3,089,287      2,531,991

   *    The Dreyfus Corporation              74,957 shares of Dreyfus Lifetime Income Fund                 989,215        942,962

        Heartland Advisors, Inc.             86,777 shares of Heartland Value Fund                       3,043,582      3,232,437

        Janus Distributors, Inc.             38,167 shares of Janus Fund                                 1,352,964        938,912

        Miller Anderson & Sherrerd, LLP      125,715 shares of MAS Mid Cap Growth Advisers Fund          3,431,324      2,161,033

        Morgan Stanley & Co.                 51,639 shares of Morgan Stanley Dean Witter
          Incorporated                         Institutional Technology Fund                             1,045,697        658,911

        Neuberger Berman
          Management Incorporated            105,821 shares of Neuberger & Berman Guardian Trust         1,548,846      1,205,298

        Counsellors Securities, Inc.         86,247 shares of Warburg Pincus International
                                               Equity Fund                                               1,555,456      1,028,066
                                                                                                       -----------    -----------

                                                                                                        40,027,597     35,669,089
                                                                                                       -----------    -----------

                                                                                                       $63,921,051    $67,143,264
                                                                                                       ===========    ===========

 *   Party-in-interest as defined by ERISA.

                 See accompanying independent auditor's report.

EXHIBITS

1.  Consent of KPMG LLP.


                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    JACK IN THE BOX INC. EASY$AVER
                                    PLUS PLAN




                                   By: LAWRENCE E. SCHAUF
                                       ------------------
                                       Lawrence E. Schauf
                                       Member, Administrative Committee
                                       Date:  June 28, 2002

                          Independent Auditors' Consent

The Board of Directors
Jack in the Box Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Jack in the Box Inc. of our report dated June 13, 2002, relating to the statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2001, and the related schedule, which report appears in the December 31, 2001, annual report on Form 11-K of the Jack in the Box Inc. Easy$aver Plus Plan.


                                      KPMG LLP

San Diego, California
June 27, 2002